UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Little Switzerland, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    537528101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Leonard H. Bloom, P.A.
                                Broad and Cassel
                          201 South Biscayne Boulevard
                                   Suite 3000
                                 Miami, FL 33131
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 20, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 537528101                                           PAGE 2 OF 11 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            ALBERT GAD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      360,000
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      15,000
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       360,000
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        15,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            375,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 537528101                                           PAGE 3 OF 11 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            DONNA GAD-HECHT
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      20,000
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        20,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            20,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            LESS THAN 1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 537528101                                           PAGE 4 OF 11 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            JOSEPH HECHT
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      5,000
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        5,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            LESS THAN 1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 537528101                                           PAGE 5 OF 11 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            MORRIS GAD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      346,850
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        346,850
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            346,850
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 537528101                                           PAGE 6 OF 11 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            FRANCINE GAD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            PF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      331,850
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        331,850
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            331,850
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.8%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 537528101                                           PAGE 7 OF 11 PAGES
--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            (ENTITIES ONLY)
            ALMOD DIAMONDS, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [ ]
            (b)  [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY
--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
         NUMBER OF                      0
           SHARES                -----------------------------------------------
        BENEFICIALLY             8      SHARED VOTING POWER
          OWNED BY                      15,000
            EACH                 -----------------------------------------------
         REPORTING               9      SOLE DISPOSITIVE POWER
           PERSON                       0
            WITH                 -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        15,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            15,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            LESS THAN 1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

                                     -------------------------------------------
                                                              PAGE 8 OF 11 PAGES
                                     -------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D (the "Amendment") relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Little Switzerland, Inc., a New York corporation (the "Issuer"). The Issuer's principal executive office is located at 161-B Crown Bay Cruise Ship Port, St. Thomas U.S.V.I. 00802.

         This Amendment is being filed to (i) add Reporting Persons; (ii) add certain transactions inadvertently omitted from the original Schedule 13D; and (iii) as a result of the termination of negotiations related to the proposed transaction described in the original Schedule 13D, to disclaim membership in a group.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed by Albert Gad, Donna Gad-Hecht, Joseph Hecht, Morris Gad, Francine Gad and Almod Diamonds, Ltd., a New York corporation ("Almod")(collectively the "Reporting Persons"). The Reporting Persons previously reported that they may have been deemed to have formed a "group" within the meaning of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), upon the offer by Almod to purchase approximately 7,000,000 shares of Common Stock from the Issuer, which would have constituted 45% of Issuer's issued and outstanding shares of Common Stock. All negotiations related to such offer have terminated. Accordingly, the Reporting Persons disclaim membership in a group effective as of December 20, 2000, the date on which the Reporting Persons were notified of the termination of negotiations.

         (a) - (c) The information set forth in APPENDIX A is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Persons has or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the individual Reporting Persons are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Each of the Reporting Persons used personal funds or working capital for the purchases of the Common Stock. Set forth in APPENDIX A are the aggregate purchase prices of the shares acquired.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their investing activities.

         On December 8, 2000, Almod offered to purchase for $6.9 million approximately 7,000,000 shares of Common Stock from the Issuer, which would constitute 45% of the issued and outstanding Common

                                     -------------------------------------------
                                                              PAGE 9 OF 11 PAGES
                                     -------------------------------------------

Stock of the Issuer, and sought to obtain a majority of the Board of Directors in connection with this purchase. The Issuer has rejected this offer and all further negotiations have terminated effective as of December 20, 2000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (c) The information set forth in APPENDIX A is incorporated herein by reference.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Morris Gad, Albert Gad and Donna Gad-Hecht are siblings, and each are officers and principal shareholders of Almod. Joseph Hecht is Donna Gad-Hecht's spouse. Francine Gad is Morris Gad's spouse.

         Almod executed a confidentiality agreement with the Issuer on July 11, 2000, one of the provisions of which contained a standstill agreement. A copy of such confidentiality agreement is attached as Exhibit 1 to this Amendment.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 1         Confidentiality Agreement

                                     -------------------------------------------
                                                             PAGE 10 OF 11 PAGES
                                     -------------------------------------------
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


January 9, 2001

                                   /s/ ALBERT GAD
                                   ---------------------------------------------
                                   ALBERT GAD

                                   /s/ DONNA GAD-HECHT
                                   ---------------------------------------------
                                   DONNA GAD-HECHT

                                   /s/ JOSEPH HECHT
                                   ---------------------------------------------
                                   JOSEPH HECHT

                                   /s/ MORRIS GAD
                                   ---------------------------------------------
                                   MORRIS GAD

                                   /s/ FRANCINE GAD
                                   ---------------------------------------------
                                   FRANCINE GAD

                                   Almod Diamonds, Ltd.
                                   By: /S/ DONNA GAD-HECHT
                                      ------------------------------------------
                                      Name: Donna Gad-Hecht
                                      ------------------------------------------
                                      Title: Secretary
                                      ------------------------------------------

                                   ---------------------------------------------
                                                             PAGE 11 OF 11 PAGES
                                   ---------------------------------------------

                                   APPENDIX A

                                                                                                    PERCENTAGE OF
           NAME                                       SOLE                      SHARED              COMMON STOCK      AGGREGATE
         EMPLOYER            OCCUPATION/      -----------------------    -----------------------    BENEFICIALLY       PURCHASE
     BUSINESS ADDRESS     PRINCIPAL BUSINESS  VOTING     DISPOSITIVE     VOTING      DISPOSITIVE        OWNED           PRICE
-----------------------------------------------------------------------------------------------------------------------------------
Albert Gad                    President       360,000      360,000      15,000(A)    15,000 (A)         4.3%          $299,577.00
Almod Diamonds, Ltd.              of                                                                                      (B)
589 5th Avenue                  Almod
New York, NY  10017         Diamonds, Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
Donna Gad-Hecht               Secretary          0            0         20,000(C)    20,000 (C)     Less than 1%      $  4,687.00
Almod Diamonds, Ltd.              of                                                                                      (B)
589 5th Avenue                  Almod
New York, NY  10017         Diamonds, Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
Joseph Hecht                 Photographer        0            0          5,000(D)     5,000 (D)     Less than 1%          (D)
23 Pond Park Road
Great Neck, NY  11023
-----------------------------------------------------------------------------------------------------------------------------------
Morris Gad                  Vice President       0            0        346,850(E)   346,850 (E)         4.0%         $136,365.15
Almod Diamonds, Ltd.              of
589 5th Avenue                  Almod
New York, NY  10017         Diamonds, Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
Francine Gad                  Homemaker          0            0        331,850(F)   331,850 (F)         3.8%              (F)
c/o Almod Diamonds, Ltd.
589 5th Avenue
New York, NY  10017
-----------------------------------------------------------------------------------------------------------------------------------
Almod Diamonds, Ltd.      Jewelry Wholesaler     0            0         15,000       15,000       Less than 1%       $ 11,600.00
589 5th Avenue
New York, NY  10017
-----------------------------------------------------------------------------------------------------------------------------------

(A) Shares held of record by Almod Diamonds, Ltd.

(B) Does not include the aggregate purchase price of the shares held of record by Almod Diamonds, Ltd.

(C) 5,000 shares are held jointly by Donna Hecht-Gad and Joseph Hecht and 15,000 shares are held of record by Almod Diamonds, Ltd.

(D) Shares are held jointly with Donna Hecht-Gad.

(E) 331,850 shares are held jointly by Morris Gad and Francine Gad and 15,000 shares are held of record by Almod Diamonds, Ltd.

(F) Shares are held jointly with Morris Gad.

TRANSACTIONS WITHIN PAST 60 DAYS

         The following purchases were made by Almod Diamonds, Ltd. within the 60-day period prior to the original filing of the Schedule 13D. All were open market purchases on the OTC Bulletin Board.


                                         No. of Shares               Price
              Trade Date                   Purchased               Per Share
              ----------                   ---------               ---------

               11/07/00                      5,000                  $0.77

               11/08/00                      2,500                  $0.78

               11/09/00                      2,500                  $0.80

               11/13/00                      5,000                  $0.76